FIREMAN'S BREW, INC.

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Together with
Independent Accountants' Review Report



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Fireman's Brew, Inc.
Index to Financial Statements
(Unaudited)



dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Fireman's Brew, Inc.
Canoga Park, CA

We have reviewed the accompanying financial statements of Fireman's Brew, Inc., a California corporation, (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
August 29, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

FIREMAN'S BREW, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	December 31, 2016	December 31, 2015
Assets		
Current assets:		
Cash	$ 15,724	$ 276,772
Accounts receivable	44,581	94,569
Inventory	113,907	146,180
Other current assets	70,868	46,325
Total current assets	245,080	563,846
Property and equipment, net	29,684	27,408
Other assets	23,621	46,164
Total assets	$ 298,385	$ 637,418
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 69,809	$ 52,729
Accrued expenses and other current liabilities	1,668	1,959
Note payable - current	819	11,755
Total current liabilities	72,296	66,443
Total liabilities	72,296	66,443
Commitments and contingencies (Note 3)	-	-
Stockholders' Equity		
Preferred stock, no par value, 10,000,000 shares authorized, 0 and 0 issued and outstanding as of December 31, 2016 and 2015, respectively	-	-
Common stock, no par value, 50,000,000 shares authorized, 11,461,154 and 11,388,154 issued and outstanding as of December 31, 2016 and 2015, respectively	3,942,625	3,866,440
Additional paid-in capital	775,981	657,481
Subscription receivable	(180,000)	(250,000)
Accumulated deficit	(4,312,517)	(3,702,946)
Total stockholder' equity	226,089	570,975
Total liabilities and stockholders' equity	$ 298,385	$ 637,418

FIREMAN'S BREW, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenues	$ 442,853	$ 604,555
Cost of revenues	410,087	511,589
Gross profit	32,766	92,966
Operating Expenses:		
General and administrative	531,799	871,524
Sales and marketing	109,265	227,101
Total operating expenses	641,064	1,098,625
Operating loss	(608,298)	(1,005,659)
Other (income) expense :		
Interest expense	1,007	1,276
Other income	(534)	(402)
Total other (income) expense	473	874
Loss before provision for income taxes	(608,771)	(1,006,533)
Provision for income taxes	800	800
Net loss	$ (609,571)	$ (1,007,333)

FIREMAN'S BREW, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

| | Preferred Stock | | Common Stock | | Additional Paid-in | Subscription | Accumulated | Stockholders' |
	Shares	Amount	Shares	Value	Capital	Receivable	Deficit	Equity
December 31, 2014	-	$ -	10,713,623	$ 3,109,565	$ 445,488	$ (143,000)	$ (2,695,613)	$ 716,440
Subscription receivable	-	-	-	-	-	143,000	-	143,000
Shares sold for cash, net	-	-	605,500	756,875	-	(250,000)	-	506,875
Shares issued for services	-	-	69,031	-	86,289	-	-	86,289
Stock-option compensation	-	-	-	-	125,704	-	-	125,704
Net loss	-	-	-	-	-	-	(1,007,333)	(1,007,333)
December 31, 2015	-	-	11,388,154	3,866,440	657,481	(250,000)	(3,702,946)	570,975
Shares sold for cash, net	-	-	73,000	76,185	-	70,000	-	146,185
Stock-option compensation	-	-	-	-	118,500	-	-	118,500
Net loss	-	-	-	-	-	-	(609,571)	(609,571)
December 31, 2016	-	$ -	11,461,154	$ 3,942,625	$ 775,981	$ (180,000)	$ (4,312,517)	$ 226,089

See accompanying independent accountants' review report
and notes to the financial statements

FIREMAN'S BREW, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash Flows from Operating Activities		
Net loss	$ (609,571)	$ (1,007,333)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	5,694	10,145
Stock-based compensation	118,500	211,993
Changes in operating assets and liabilities:		
Accounts receivable	49,988	(69,305)
Inventory	32,273	(4,676)
Other current assets	(24,543)	(325)
Accounts payable	17,080	(16,357)
Accrued liabilities	(291)	18,399
Net cash used in operating activities	(410,870)	(857,459)
Cash Flows from Investing Activities		
Purchase of property and equipment	(7,970)	(1,253)
Other assets	22,543	(3,360)
Net cash provided by (used in) investing activities	14,573	(4,613)
Cash Flows from financing activities		
Repayments - notes payable	(10,936)	(10,661)
Proceeds from sale of common stock	161,250	649,875
Offering costs	(15,065)	-
Net cash provided by financing activities	135,249	639,214
Decrease in cash and cash equivalents	(261,048)	(222,858)
Cash and cash equivalents, beginning of year	276,772	499,630
Cash and cash equivalents, end of year	$ 15,724	$ 276,772
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 1,007	$ 1,276
Cash paid for income taxes	$ 800	$ 800
Non-cash investing and financing activities:		
Subscription receivable for shares sold	$ -	$ 250,000

See accompanying independent accountants' review report
and notes to the financial statements

	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash Flows from Operating Activities		
Net loss	$ (609,571)	$ (1,007,333)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation	5,694	10,145
Stock-based compensation	118,500	211,993
Changes in operating assets and liabilities:		
Accounts receivable	49,988	(69,305)
Inventory	32,273	(4,676)
Other current assets	(5,748)	1,000
Accounts payable	17,080	(16,357)
Accrued liabilities	(291)	18,399
Net cash used in operating activities	(392,075)	(856,134)
Cash Flows from Investing Activities		
Purchase of property and equipment	(7,970)	(1,253)
Other assets	22,543	(3,360)
Net cash provided by (used in) investing activities	14,573	(4,613)
Cash Flows from financing activities		
Repayments - notes payable	(10,936)	(10,661)
Proceeds from sale of common stock	161,250	649,875
Offering costs	(15,065)	-
Net cash provided by financing activities	135,249	639,214
Decrease in cash and cash equivalents	(242,253)	(221,533)
Cash and cash equivalents, beginning of year	278,097	499,630
Cash and cash equivalents, end of year	$ 35,844	$ 278,097
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 1,007	$ 1,276
Cash paid for income taxes	$ 800	$ 800
Non-cash investing and financing activities:		
Subscription receivable for shares sold	$ -	$ 250,000

See accompanying independent accountants' review report
and notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

Fireman's Brew, Inc. was incorporated on August 3, 2004 in the State of California and is headquartered in Canoga Park, California. The financial statements of Fireman's Brew, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company produces branded products (primarily beverages) through contract manufacturers and markets and sells its branded beer, coffee and soda to wholesale distributors.

Going Concern and Management's Plans
We have historically relied on debt and equity financing to fund operations along with operating revenues. Since Inception we have incurred accumulated losses. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from sale of our products, our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2016 and 2015, no allowance was recorded as all receivables are expected to be collected.

Inventories
Inventories consist primarily of finished good products that include perishable goods. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). Inventories are reserved if the shelf life of the related goods has expired.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition
The Company recognizes revenues from the sale of goods to a retailer or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience. Historically, returns have been insignificant compared to revenue.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Advertising
The Company expenses advertising costs as incurred. Advertising expenses were $41,077 and $49,947 for the years ended December 31, 2016 and 2015, respectively.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentrations
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2016 and 2015, the Company had four and two customers that made up in aggregate 67% and 44% of accounts receivable in aggregate, respectively. During the years ended December 31, 2016 and 2015, the Company had two and one customers making up 23% and 14% of revenues, respectively. Management believes the loss of one or more of these customers would not have a significant effect the Company's financial condition.

As of December 31, 2016 and 2015, the Company had two and three vendors that made up 98% and 85% of our accounts payable, respectively. One of these vendors is our primary outsourced brewer, who made up approximately 84% and 86% of inventory purchases during the years ended December 31, 2016 and 2015, respectively. Management believes the loss of our primary outsourced brewer would have a significant effect the Company's financial condition.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2016 and 2015, property and equipment consisted of the following:

Property and equipment disclosure

	2016	2015
Furniture and fixtures	$ 34,284	$ 31,784
Equipment	61,272	55,802
Total property and equipment	95,556	87,586
Accumulated depreciation	(65,872)	(60,178)
	$ 29,684	$ 27,408

Depreciation expense, for the years ended December 31, 2016 and 2015, was $5,694 and $10,145, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

We currently have a lease space in Canoga Park, CA. Our lease payment is $5,088 per month for the remaining term which expires November 30, 2017.

We lease certain equipment that does not qualify as a capital lease. The agreement automatically renews on a monthly basis. We pay approximately $1,072 per month and are required to return the equipment when we no longer are using it.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized the issuance of 50,000,000 shares of its common stock and 10,000,000 shares of its preferred stock, each having no par value. Currently the preferred stock has no distinct designations compared to common stock.

Shares Issued for Cash
During the year ended December 31, 2016, the Company issued 73,000 shares of common stock to investors for $76,185, net of offering costs totaling $15,065. In 2016, the Company also collected $70,000 of subscription receivable from share issuances in 2015. During the year ended December 31, 2015, the Company issued 605,500 shares of common stock for $756,875. Of this amount, $250,000 was not collected and included in subscription receivable in the accompanying balance sheet. Subscriptions receivable of $143,000 were received in 2015 from sales of stock in a prior year. As of December 31, 2016 and 2015, subscription receivable in the accompanying balance sheet is $180,000 and $250,000, respectively. The Company believes the balance outstanding will be collected based on prior history with the applicable investor.

Shares Issued for Services
During the year ended December 31, 2015, the Company issued 69,031 shares of common stock for services with a value of $86,289. The shares were valued based upon the sales of common stock around the time in which the common stock was issued.

Stock Options
In 2012, our Board of Directors adopted the Fireman's Brew, Inc. 2012 Incentive and Nonstatutory Stock Option Plan (the "2012 Plan"). The 2012 Plan was created to provide additional incentives to selected employees, directors, and consultants to the Company through the granting of stock options. Up to 5,000,000 shares of our common stock may be issued pursuant to awards granted under the 2012 Plan. The 2012 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2016 and 2015, the Company issued no stock options under the 2012 Plan. Historically, the Company uses the Black-Scholes option pricing model to value stock options.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2014	3,315,000	$ 0.66	8.0
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	3,315,000	$ 0.66	7.0
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2016	3,315,000	$ 0.66	6.0
Exercisable at December 31, 2015	2,200,000	$ 0.62	6.7
Exercisable at December 31, 2016	2,625,000	$ 0.64	5.7

Stock option expense for the years ended December 31, 2016 and 2015, was $118,500 and $125,704, respectively, which is included in general and administrative in the accompanying statements of operations. The Company will recognize the remaining value of the options through 2018 with expected expense as follows: 2017 - $97,000, and 2018 - $94,000, less amounts related to options that do not vest.

Warrants
From 2012 – 2014, the Company issued 176,850 warrants in connection with capital raises. The warrants were 100% vested upon grant and had exercise prices ranging from $0.50 - $1.00. As of December 31, 2016, the weighted average price and remaining contractual term on outstanding warrants was $0.99 and one year, respectively. The warrants expire from July 2017 – April 2019. Historically, the Company uses the Black-Scholes option pricing model to value warrants.

NOTE 9 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2016 and 2015 (rounded to '000's):

	2016	2015
Current tax provision:		
Federal	$ -	$ -
State	800	800
Total	800	800
Deferred tax provision:		
Federal	160,000	238,000
State	43,000	63,000
Total	203,000	301,000
Valuation allowance	(203,000)	(301,000)
Total provision for income taxes	$ 800	$ 800

The major components of the deferred taxes are as follows at December 31, 2016 and 2015 (rounded to '000's):

	2016	2015
Deferred tax asset attributable to:		
Net operating loss carryover	$ 990,000	$ 787,000
Valuation allowance	(990,000)	(787,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2016, we had available approximately $2,358,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2033. State net operating loss carryforwards through December 31, 2016 are approximately $2,363,000 and begin to expire in 2033. The Company's valuation allowance increased by $203,000 and $301,000 during the years ended December 31, 2016 and 2015, respectively.

The United States Federal and applicable state returns from 2014 forward are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

NOTE 10 – SUBSEQUENT EVENTS

Between March 7, 2017 and May 1, 2017, the Company received private loans from investors for an aggregate of $350,000 in debt financing payable within 12 months with an interest rate of 10% plus an additional 1% per month.

On May 31, 2017, the Company's Chief Operating Officer purchased 99,000 shares of the Common Stock of the Company pursuant to the terms of the net exercise provisions set forth in section 4(b)(iv) of his 2012 Incentive Stock Option Agreement.

The Company has evaluated subsequent events that occurred after December 31, 2016 through August 29, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.